LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                           ONE POST STREET, SUITE 575
                         SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 981-4844
                            FACSIMILE: (415) 981-4840



                                 April 25, 2005



BY FACSIMILE

Mr. Andrew Schoeffler
Division of Corporation Finance, Mail Stop 4-4
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
Facsimile:  202-942-9531

                  Re:      ATEL Capital Equipment Fund XI, LLC
                           Registration Statement on Form S-1
                           SEC File No. 333-120276

Dear Mr. Schoeffler:

         Enclosed in response to your telephone comment of April 21 on the supplemental sales materials filed in connection with the above referenced registration statement is a copy of Slide 29 of the PowerPoint presentation. We have increased the type size in the box as requested.

         Please contact us with any further comments you may have in this regard or to notify us that you have cleared all outstanding comments.

                                        Very truly yours,




                                        Paul J. Derenthal